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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036834

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ZPG Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
153 East 53rd St. Ste. 4900
(No. and Street)
New York, NY 10022
(City) (State) (Zip Code)

RECD S.E.C. RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Fischer 212-838-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Fulvio & Associates LLP
(Name – *if individual, state last, first, middle name*)
60 East 42nd St., Ste 1313, New York NY 10165
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZPG Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. 31-4979196
Qualified in Westchester County
Commission Expires March 25, 2007

Signature

FINANCIAL + OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZPG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
ZPG Securities, LLC:

We have audited the accompanying statement of financial condition of ZPG Securities, LLC as of December 31, 2004. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ZPG Securities, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
January 27, 2005

ZPG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 1,007,728
Receivable from broker/dealers	2,453,489
Investments owned:	
Not readily marketable, at fair value	78,063
Investment in affiliated investment companies, at fair value	3,319,885
Loan receivable from affiliated company	4,682,975
Loan receivable from former member	11,144
Other assets	3,407
TOTAL ASSETS	$ 11,556,691

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 23,213
Other liabilities	49,824
	73,037
Members' equity	11,483,654
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,556,691

The accompanying notes are an integral part of this financial statement.

ZPG SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Organizations and Basis of Presentation

ZPG Securities, LLC (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a majority owned subsidiary of Acorn Partners, a limited partnership (the "Parent").

Valuation of Investments

Investments owned are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading losses. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Income Taxes

The financial statements do not include a provision for income taxes on members' income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's members.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in Affiliated Investment Companies

At December 31, 2004, the Company has investments in affiliated investment companies totaling $3,319,885 These affiliated investment companies are invested in various types of securities and financial instruments. Investments in these affiliated investment companies at December 31, 2004 were as follows: Acorn Overseas Securities Co., $1,521,885, ADHCO, LLC, $14,552, and TER I, LLC, $1,783,448. These investments are recorded at fair value, gain and losses on these investments are included in equity in earnings from investment companies and are net of all allocations and fees to the investment managers. Such financial statements generally value securities and other financial instruments on a mark-to-market basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

NOTE 2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of 7,728 of cash and $1,000,000 of commercial paper at December 31, 2004.

NOTE 3. RELATED PARTY TRANSACTIONS

At December 31, 2004, the Company has a note receivable from Acorn Overseas Limited, an affiliated investment company, amounting to $4,682,975. The note receivable is interest bearing and payable on demand. During 2004, the Company recognized $182,975 of interest income on the note receivable.

NOTE 4. INVESTMENTS OWNED

Investments owned, at market or fair values at December 31st, 2004 are:

	Investments Owned
Investment in affiliated investment companies, at fair value	$ 3,319,885
Not readily marketable	78,063
	$ 3,397,948

Not readily marketable securities are equity and corporate debt securities

NOTE 5. RECEIVABLE FROM BROKER

All security transactions of the Company are cleared by a major securities firm, which is primarily based in the New York Metropolitan area. At December 31, 2004, the receivable from broker and investments owned are positions with and amounts due from this broker.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

At December 31, 2004, the Company had excess net capital of $3,288,180 after giving effect to a net capital requirement of $100,000.